Exhibit 99.1

Press Release

Immunotherapy Pioneer Prof. Carl H. June Joins AC Immune’s Board of Directors

Prof. June is a world authority on immune tolerance and adoptive immunotherapy

Appointment reaffirms AC Immune’s scientific leadership in neurodegeneration

Lausanne, Switzerland, November 20, 2020 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced that Prof. Carl H. June, a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer, was elected to the Company’s Board of Directors, at an extraordinary shareholders’ meeting today.

Prof. June is a true pioneer in the field of immunotherapy most well-known for his research into T cell therapies for the treatment of cancer, who, in 2020, was elected to the American Philosophical Society. His expertise can further accelerate AC Immune’s progress in advancing its pipeline of immunotherapies and therapies targeting neuroinflammation.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “We welcome Prof. June’s timely appointment, as neurodegeneration is increasingly linked to inflammatory mechanisms, a key scientific focus for AC Immune’s discovery efforts. His appointment is a further affirmation of our scientific leadership in the neurodegenerative disease field. Prof. June’s significant expertise and standing in the scientific community will be an invaluable asset as we work to develop innovative immunotherapies and target neuroinflammation using our proprietary technology platforms.”

Prof. June commented: “I am proud to be invited to join the Board of Directors of AC Immune, an established pioneer at the forefront of discovering and developing treatments for neurodegenerative diseases. It is tremendously exciting to be involved at the cutting edge of research addressing an area with such a high unmet medical need, where immunotherapy and inflammation could play a critically important role. I look forward to working with the outstanding team at AC Immune and hope my own expertise will contribute to their continued success.”

Prof. June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells. This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has opened a new era of innovative treatments and personalized medicine for cancer patients.

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Prof. June is a graduate of the Naval Academy in Annapolis, USA, and Baylor College of Medicine in Houston, USA, where he received his medical degree. Prof. June also completed graduate training in immunology and malaria with Dr. Paul-Henri Lambert at the World Health Organization, Geneva, Switzerland, and post-doctoral training in transplantation biology with E. Donnell Thomas and John Hansen at the Fred Hutchinson Cancer Research Center in Seattle, USA. He has published more than 500 manuscripts and is the recipient of numerous honors and prizes.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company utilizes two proprietary platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent, and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with six currently in clinical trials. It has collaborations with major pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company and Janssen Pharmaceuticals.

For further information, please contact:

Head of Investor Relations Joshua Drumm, Ph.D. AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoie HealthScience Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com

Global Head of Communications Judith Moore AC Immune Phone: +41 79 826 63 82 Email: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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